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                            May 28, 2024

       Daniel Mamadou
       Chief Executive Officer
       Welsbach Technology Metals Acquisition Corp.
       4422 N. Ravenswood Ave #1025
       Chicago, Illinois 60640

                                                        Re: Welsbach Technology
Metals Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed on May 17,
2024
                                                            File No. 001-41183

       Dear Daniel Mamadou:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed May 17, 2024

       General

   1. Please revise to disclose that your proposal to extend your termination date beyond 36 months from the
effectiveness of your initial public offering registration statement does not comply with Nasdaq
listing rules. Describe the risks of your non-compliance,
                                                        including that your
securities may be subject to suspension and delisting from the Nasdaq
                                                        Global Market, and the
consequences of any such suspension or delisting.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Sarah Sidwell at 202-551-4733 or Jay Ingram at 202-551-3397 with any other questions.
 Daniel Mamadou
Welsbach Technology Metals Acquisition Corp.
May 28, 2024
Page 2

FirstName LastNameDaniel Mamadou                    Sincerely,
Comapany NameWelsbach Technology Metals Acquisition Corp.
                                                    Division of Corporation
Finance
May 28, 2024 Page 2                                 Office of Manufacturing
FirstName LastName